August 26, 2019

Wendell S. Morris
Chief Financial Officer
Royal Energy Resources, Inc.
56 Broad Street, Suite 2
Charleston, SC 29401

       Re: Royal Energy Resources, Inc.
           Form 10-K
           Filed March 29, 2019
           File No. 000-52547

Dear Mr. Morris:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K

Coal Operations, page 12

1. Please disclose the following information for each of your coal properties:

          The nature of your ownership or interest in your coal properties.

          A description of all interests in your properties, including the terms of all underlying agreements and royalties.

          Describe the process by which mineral rights are acquired for your coal properties and the basis and duration of your mineral rights, surface rights, leases and/or concessions.

          Disclose if you had a qualified title company confirm your property right assertions.
          Discuss what type of title review you have for the majority of your reserves.
 Wendell S. Morris
FirstName LastNameWendell S. Morris
Royal Energy Resources, Inc.
Comapany NameRoyal Energy Resources, Inc.
August 26, 2019
August 26, 2019 Page 2
Page 2
FirstName LastName


             Disclose the area of your coal properties, either in hectares or in acres.

         Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.
2. For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

             The location and means of access to your property, including the modes of transportation utilized to and from the property, such as roadways, barge and/or railroad access.

             A brief description of the rock formations and mineralization of existing or potential economic significance on the property, including coal beds of interest along with the minable coal thickness.

             Describe the present condition of your mines. Describe the details as to modernization, physical condition, and production capacity of your plant and mining equipment, including subsurface improvements, mining equipment used, and other infrastructure facilities.

             Please provide a description of all your coal processing and/or handling facilities.

             Disclose material events of interest concerning your mines, adverse or otherwise within the last three years. Disclose any mine expansions, contractions or decommissioning within the last three years. Disclose any joint ownership, and any use of mining contractors.

             Disclose the source of power and water that is utilized at your property.

         You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf
3. Please disclose your annual production at each material property and any third party coal purchases. Provide a table showing the last three years annual production for each of your mines, and the average price received for your coal. A mine can be defined as all the mines that supply a single wash plant, if that is applicable. See Instruction 1 to Item 102 of Regulation S-K.
 Wendell S. Morris
FirstName LastNameWendell S. Morris
Royal Energy Resources, Inc.
Comapany NameRoyal Energy Resources, Inc.
August 26, 2019
August 26, 2019 Page 3
Page 3
FirstName LastName
Coal Reserves and Non-Reserve Coal Deposits, page 51

4. We note you retained Marshall Miller & Associates, Inc. to independently verify your coal reserves and non-reserve coal deposit estimates. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

         To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

         In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the
         Exchange Act.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.



5. In a table, disclose your proven and probable reserves separately for each mine as defined in Industry Guide 7.

             Provide the coal basin price used to determine your reserves.

             Disclose the wash plant recoveries for each of your mines.

             Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

             Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the
             BTU amount per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

             Provide totals to the table where appropriate

             Disclose your percentage of compliance and non-compliance coal.

             If you lease any of your lands to other coal operators, disclose the total annual royalty
 Wendell S. Morris
Royal Energy Resources, Inc.
August 26, 2019
Page 4
             tonnage being mined from your properties, total acreage leased and the amount of income you receive from royalty payments from other operators for the last three years.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or Pam Howell at
(202) 551-3357 with any questions.



                                                             Sincerely,
FirstName LastNameWendell S. Morris
                                                             Division of
Corporation Finance
Comapany NameRoyal Energy Resources, Inc.
                                                             Office of
Beverages, Apparel and
August 26, 2019 Page 4                                       Mining
FirstName LastName